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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. _)*

                        BRASS EAGLE INC.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                            10553F 10
                         (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP N. 10553F 10 6

1.     NAME OF REPORTING PERSONS/
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Marvin W. Griffin

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)   [ ]
       (b)   [ ]

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

Number of           5.   SOLE VOTING POWER        -    604,967
 Shares Bene-
   ficially         6.   SHARED VOTING POWER      -          0
Owned by
Each Report-        7.   SOLE DISPOSITIVE POWER   -    604,967
 ing Person
  With              8.   SHARED DISPOSITIVE POWER -          0

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          604,967

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

          N/A

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.1%

12.    TYPE OF REPORTING PERSON
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Item 1(a).     Name of Issuer: Brass Eagle Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1203A North Sixth Street
               Rogers, Arkansas  72756

Item 2(a).     Name of Person Filing:

               Marvin W. Griffin

Item 2(b).     Address of Principal Business Office or, if none,
               Residence:

               2111 South Eighth Street
               Rogers, Arkansas  72758

Item 2(c).     Citizenship:

               United States of America

Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 par value

Item 2(e).     CUSIP Number:

               10553F 10 6

Item 3(a-h). If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               N/A

Item 4(a).     Amount Beneficially Owned:

               604,967

Item 4(b).     Percent of Class:

               8.1%

Item 4(c).     Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote:

                   604,967

              (ii) shared power to vote or to direct the vote:

                    0

              (iii) sole power to dispose or to direct the disposition of:

                    604,967

              (iv)  shared power to dispose or to direct the
                    disposition of:
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Item 5.        Ownership of Five Percent or Less of a Class:

               N/A

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person:

               N/A

Item 7.        Identification and Classification of the Subsidiary
               Which Acquired the Security Being Reported on By the Parent Holding Company:

               N/A

Item 8.        Identification and Classification of Members of the
               Group:

               N/A

Item 9.        Notice of Dissolution of Group:

               N/A

Item 10.       Signature:

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 16, 1999
                                         /s/ Marvin W. Griffin
                                             Marvin W. Griffin